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                                                                   Exhibit 1

                                RICHARD BRAUN


July 19, 1999


Mr. Jeffrey Michael
ENStar, Inc.
6475 City West Parkway
Eden Prairie, MN 55344

Dear Jeff:

     Thank you for your letter of July 13, 1999, conveying an offer to purchase the minority shares in ENStar for $12.50 per share, in cash. During the ensuing days, our respective advisors have discussed the terms of the offer and I understand we have arrived at somewhat modified terms. The principal terms are:

     -  ENStar Acquisition, Inc. (to be formed) and ENStar, Inc. will merge.
     - Purchase Price per share of $12.50 to the non-Michael family shareholders.
     - CorVel price collar of $20.00 to $26.00 per share. If the dollar weighted trading price of CorVel exceeds $26.00 during the 15 trading days prior to closing, ENStar, via the Special Committee, may terminate the transaction. If the dollar weighted trading price of CorVel is less than $20.00 during such 15 trading day period, the Michael Family may terminate the transaction.
     - The Merger will require approval of a majority of the non-Michael Family shares (proxies not returned will not be counted as voted; proxies returned but not voted shall be counted as a vote in favor).
     - If dissenters' rights are exercised with respect to more than five percent of the outstanding shares, the Michael Family will have the option to terminate the transaction.
     - These terms are subject to negotiation and execution of a definitive merger agreement.

     Acting as the ENStar Special Committee of the Board, I view these as acceptable terms for the minority shareholders and, subject to execution of a definitive agreement, would recommend that the shareholders approve the merger.












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Mr. Jeffrey J. Michael
Page Two
July 19, 1999


     If these terms are acceptable to you, please sign below and return a copy of this letter to me. We can then proceed to execute a definitive agreement.



Very truly yours,

/s/  Richard Braun
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Richard Braun


Agreed:

/s/ Jeffrey J. Michael
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Jeffrey J. Michael